Ruby Tuesday, Inc
Unaudited Computation of Ratio of Consolidated Earnings to Fixed Charges
(Dollar Amounts in Millions)

	Thirty-nine Weeks Ended	Fiscal Year Ended
	March 4, 2014	June 4, 2013	June 5, 2012	May 31, 2011	June 1, 2010	June 2, 2009
Earnings before fixed charges:
(Loss)/income from continuing operations before income taxes	$(71.9)	$(21.9)	$(8.6)	$57.1	$58.6	$(40.5)

Add equity in losses (deduct equity in earnings) of equity interest	-	-	-	0.6	0.3	-

Distribution of earnings from equity investees	-	-	-	-	-	-

Less Capitalized interest	0.4	0.5	0.5	0.6	0.6	0.5
	(71.5)	(21.4)	(8.1)	58.3	59.5	(40.0)

Fixed charges:

Interest expense	19.4	26.7	23.5	14.1	18.0	36.7

Interest portion of rent expense	12.3	16.6	15.8	14.7	14.0	15.7

Total fixed charges	31.7	43.3	39.3	28.8	32.0	52.4

Adjusted earnings from continuing operations before income taxes available to cover fixed charges	$(39.8)	$21.9	$31.2	$87.1	$91.5	$12.4

Ratio of earnings to fixed charges	(1.26)	0.51	0.79	3.03	2.86	0.24

Amount by which earnings were insufficient to cover fixed charges	(71.5)	$(21.4)	(8.1)	N/A	N/A	$(40.0)

* We are presenting the ratio above solely pursuant to the requirement set forth in Item 503 of Regulation S-K.  The earnings and fixed charges in the above ratio are calculated using the definitions as set for by Regulation S-K.